SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                        Prisma Energy International Inc.
                        (Name of foreign utility company)

                                   Enron Corp.
    (Name of filing company, if filed on behalf of a foreign utility company)


          Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rule 57, Enron Corp. ("Enron"), an Oregon corporation, hereby files this form to notify the Securities and Exchange Commission that its subsidiary company, Prisma Energy International Inc., a company organized under the laws of the Cayman Islands ("Prisma"), is a foreign utility company under Section 33 of the Act.

          Prisma's business address is 1221 Lamar Street, Suite 800, Houston, Texas 77010. Prisma is wholly owned by Enron Corp.

          On December 2, 2001, Enron and certain of its subsidiaries each filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York ("Bankruptcy Court"). On July 11, 2003, Enron and its debtor subsidiaries filed a joint chapter 11 plan and a related disclosure statement, which were subsequently amended several times. On January 12, 2004, the debtors filed a fifth amended plan (the "Plan") and a related amended disclosure statement with the Bankruptcy Court. Under the Plan, certain subsidiaries of Enron intend to transfer to Prisma the assets described in this certification. The transfers will occur after all required consents have been obtained. Enron and its subsidiaries are currently seeking the requisite consents to transfer these assets; however, there can be no assurance as to which businesses and assets will ultimately be transferred to Prisma. If any consents are not obtained, one or more of the assets described below may not be transferred to Prisma.

          After the intended transfers are completed, Prisma will indirectly own interests in and operate facilities that are not located in any state and that are used for the generation, transmission or distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas for heat, light or power./1 In particular:

--------
1 Enron has also filed a motion with the Bankruptcy Court seeking approval of a settlement relating to notes issued by the Osprey Trust. Bankruptcy Court approval of this settlement would allow Enron to implement transactions that are part of the Plan, and a second set of assets could be transferred to Prisma. Other Bankruptcy Court-approved settlement agreements could allow Enron to transfer additional assets to Prisma. Enron or Prisma will amend this Form U-57 to reflect the transfer to Prisma of any assets pursuant to settlements approved by the Bankruptcy Court under the current Chapter 11 proceedings after the transfer occurs.


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          1.   through Bahia Las Minas Corp., Prisma will own a power generation complex with an aggregate installed capacity of 280 MW. The power generation complex is located on the Caribbean coast, in Cativa, Province of Colon, Panama and consists of two generation plants. The first plant consists of a simple cycle power block with heavy fuel oil-fired boilers that power three steam turbine generators with a total installed capacity of 120 MW. The second power plant consists of a combined cycle power block with marine diesel fuel oil-fired combustion turbine generator sets with a combined installed capacity of 160 MW;

          2. through Enron Panama Management Services L.L.C., Prisma will operate a power generation complex with an aggregate installed capacity of 280 MW. The power generation complex, owned by Bahia Las Minas Corp., is located on the Caribbean coast, in Cativa, Province of Colon, Panama and contains two plants. The first plant consists of a simple cycle power block with heavy fuel oil-fired boilers that power three steam turbine generators with a total installed capacity of 120 MW. The second power plant consists of a combined cycle power block with marine diesel fuel oil-fired combustion turbine generator sets with a combined installed capacity of 160 MW;

          3. through Empresa Energetica Corinto Ltd., Prisma will own a 70.5 MW heavy fuel oil-fired barge-mounted generation facility located in the port of Puerto Corinto, Nicaragua;

          4. through Enron Caribe VI Ltd. and Enron Electricidad de Nicaragua S.A., Prisma will operate a 70.5 MW heavy fuel oil-fired barge-mounted generation facility located in the port of Puerto Corinto, Nicaragua, which is owned by Empresa Energetica Corinto Ltd.;

          5. through EPE - Empresa Produtora de Energia Ltda., Prisma will own an interest in a 480 MW combined-cycle natural gas power plant in Brazil;

          6. through Generacion Mediterranea S.A., Prisma will own a 70 MW power plant located in Modesta Maranzana, Argentina;

          7. through Marianas Energy Company LLC, Prisma will own an interest in an 87 MW slow-speed diesel generation facility located in Piti, Guam;

          8. through EI Guam Operations LLC and Enron Guam Piti Corp., Prisma will operate a 87 MW diesel generating facility in Guam, which is owned by Marianas Energy Company LLC;


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          9.   through Elektro Eletricidade e Servicos S.A., Prisma will own an interest in a 56,000 mile electricity distribution system serving approximately 1.8 million consumers throughout 223 municipalities in the State of Sao Paulo, Brazil and municipalities in the State of Mato Grosso do Sul, Brazil;

          10. through Chongju City Gas Co., Ltd., Prisma will own an interest in a natural gas distribution system serving approximately 81,700 customers in Chongju City and Chongwon-kun, South Korea;

          11. through Chonnam City Gas Co., Ltd., Prisma will own an interest in a natural gas distribution system serving approximately 58,000 customers in the city of Sunchon in the southern part of South Korea;

          12. through Kumi City Gas Co., Ltd., Prisma will own an interest in a natural gas distribution system serving approximately 64,000 customers in the cities of Kumi City, Kimcheon and Chilgog-gun, South Korea;

          13. through Pohang City Gas Co., Ltd., Prisma will own an interest in a natural gas distribution system serving approximately 32,500 customers in Pohang City, Yongduk-kun, and Uljin County, South Korea;

          14. through Iksan Energy Co., Ltd., Prisma will own an interest in a 21 MW coal-fired cogeneration plant located in the city of Iksan, South Korea;

          15. through Kangwon City Gas Co., Ltd., Prisma will own an interest in a gas distribution system serving approximately 38,000 customers in the city of Chunchon in the northern part of South Korea;

          16. through Iksan City Gas Co., Ltd., Prisma will own an interest in a gas distribution system serving approximately 40,000 customers in the city of Iksan in the western part of South Korea;

          17. through Daehan City Gas Co., Ltd., Prisma will own an interest in a natural gas distribution system serving approximately 791,300 customers in Seoul and Kyonggi-do, South Korea;

          18. through Pusan City Gas Co., Ltd., Prisma will own an interest in a natural gas distribution system serving approximately 359,900 customers in Pusan City, South Korea;

          19. through SK Gas Co., Ltd., Prisma will own an interest in a gas transmission and distribution network supplying more than 350 Korean filling stations and industrial and retail customers;

          20. through Choongnam City Gas Co., Ltd., Prisma will own an interest in a natural gas distribution system serving approximately 247,000 customers in the city of Taejon, South Korea;


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          21.  through Puerto Quetzal Power LLC, Prisma will own an interest in a 110 MW and a 124 MW barge-mounted fuel-oil-fired electric generating facility, both located in Puerto Quetzal, Guatemala;

          22. through Enron Servicios Guatemala, Limitada and Poliwatt Limitada, Prisma will operate the 110 MW and the 124 MW barge-mounted fuel-oil-fired electric generating facilities that are owned by Puerto Quetzal Power LLC and located in Puerto Quetzal, Guatemala;

          23. through Batangas Power Corp., Prisma will own an interest in a 110 MW fuel oil-fired electric generating facility located on the island of Luzon in the Republic of the Philippines;

          24. through Subic Power Corp., Prisma will own an interest in a 113 MW fuel oil-fired electric generating facility located in the Republic of the Philippines;

          25. through Enron Subic Power Corp., Prisma will operate the 113 MW fuel oil-fired electric generating facility located in the Republic of the Philippines and owned by Subic Power Corp.;

          26. through Smith/Enron Cogeneration Limited Partnership, Prisma will own an interest in a 185 MW barge-mounted power generation facility near Puerto Plata, Dominican Republic;

          27. through Smith/Enron O&M Limited Partnership, Prisma will operate a 185 MW power generation facility located near Puerto Plata, Dominican Republic which is owned by Smith/Enron Cogeneration Limited Partnership;

          28. through Compania Anonima Luz y Fuerza Electrica de Puerto Cabello ("CALIFE"), Prisma will own an interest in an electric distribution company serving 50,000 customers in and around the city of Puerto Cabello, Venezuela;

          29. through Elektrocieplownia Nowa Sarzyna Sp. z.o.o., Prisma will own an interest in a 116 MW gas-fired combined heat and power plant in southeastern Poland;

          30. through Trakya Elektrik Uretim Ve Ticaret A.S., Prisma will own an interest in a 478 MW natural gas-fired combined cycle power plant in Marmara, Ereglisi, Turkey; and

          31. through Enron Europe Operations (Advisor) Ltd. ("Enron Advisor") and SII Enerji ve Uretim Limited Sirketi ("SII Enerji"), which are members of a two-company operating consortium, Prisma will operate the 478 MW natural gas-fired combined cycle power plant in Marmara, Ereglisi, Republic of Turkey, which is owned indirectly by Prisma. Enron Advisor and SII Enerji are both contractually obligated to operate the facility, and the governing contracts divide duties between the two companies between services performed outside the Republic of Turkey and services performed within the Republic of Turkey, but each member


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               is collectively and individually responsible to the owner for all the obligations of the other member under the agreement. Presently, Enron Advisor focuses on management and operations issues, and SII Enerji focuses on engineering and maintenance issues. Enron Advisor also provides management services to Elektrocieplownia Nowa Sarzyna Sp. z.o.o., the owner of a 116 MW generating facility in Poland.

          A subsidiary of Enron, Portland General Electric Company ("PGE"), an Oregon corporation, is a public utility that is engaged in the generation, transmission and distribution of electricity in the state of Oregon. PGE does not own or control any interest in Prisma or its subsidiaries. PGE has not paid any part of the purchase price for Enron's interest in such companies, and PGE is not engaged in any service contract or other relationship with Prisma or its subsidiaries.

          The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 9, 2004                      ENRON CORP.
      -----------------


                                         By:  /s/ Raymond M. Bowen, Jr.
                                              ----------------------------------
                                              Raymond M. Bowen, Jr.


                                              Executive Vice President and
                                              Chief Financial Officer


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Exhibit A.

         State Commission Certification. The certification of the Oregon Public Utility Commission that is required under Section 33(a)(2) of the Act was filed by Enron with the Commission on August 25, 2003, as an attachment to a Form U-57 (File No. 73-00063) on behalf of Enron Asia Pacific/Africa/China, LLC. Enron hereby incorporates this certification by reference.







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